REGIONAL HEALTH PROPERTIES, INC.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

July 2, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Panos

Office of Mergers and Acquisitions

Ron Alper

Office of Real Estate and Construction

Re: Regional Health Properties, Inc.

Registration Statement on Form S-4

Filed June 1, 2021

File No. 333-256667

Ladies and Gentlemen:

Set forth below are the responses of Regional Health Properties, Inc. (“we” or the “Company”) to the oral comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided telephonically by Nicholas Panos of the Staff to Joshua Davidson and Clinton W. Rancher of Baker Botts L.L.P. on June 8, 2021, with respect to the above referenced Registration Statement on Form S-4, File No. 333-256667 (the “Registration Statement”), filed with the Commission on June 1, 2021. We are submitting this response letter via EDGAR and are concurrently delivering it to the Staff via email.

In connection with this response letter, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission today via EDGAR. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments.

For your convenience, we have summarized below in bold type each oral comment of the Staff. The Company’s response to each comment is set forth immediately below the text of each comment.

Cover Page, Calculation of Filing Fee

1.

We note that you have calculated the filing fee using Rule 457(c) of the Securities Act of 1933 (the “Securities Act”). Rule 457(f) of the Securities Act applies in transactions where securities are offered in exchange for other securities. Please recalculate the filing fee in accordance with Rule 457(f) of the Securities Act.

RESPONSE: In response to the Staff’s comment, the Registration Statement has been revised to calculate the filing fee in accordance with Rule 457(f).

Cautionary Note Regarding Forward-Looking Statements

2.

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an exchange offer. Therefore, please delete the reference to the Private Securities Litigation Reform Act of 1995.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1 to delete the reference to the Private Securities Litigation Reform Act of 1995.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (678) 368-4402 or Clinton W. Rancher of Baker Botts L.L.P. at (713) 229-1820.

Very truly yours,

REGIONAL HEALTH PROPERTIES, INC.

By: /s/ Brent Morrison

       Brent Morrison

       Chief Executive Officer and President

cc: Joshua Davidson, Baker Botts L.L.P.

Clinton W. Rancher, Baker Botts L.L.P.

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